Part II, Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. **Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?**

   X **Yes** ☐ **No**

   If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

   The Over-the-Counter ("OTC") Listed International Sales and Trading unit of the JPMS equities business is able, on a principal basis, to enter directly into JPM-X (using the "JPMS" MPID) both firm orders and trading interest in the form of conditional orders (collectively, "Firm/Conditional Orders"). The OTC Listed International Sales and Trading unit (i) facilitates client trading on an agency, riskless principal, or principal basis, including electronic and portfolio trading, and hedges the resulting risk and (ii) acts as a market maker or block positioner in U.S. and non-U.S. equities, equity listed options, OTC options, equity swaps, exchange-traded funds, preferred stocks, credit products, and equity structured products.

   The OTC Listed International Sales and Trading unit includes the following trading desks:

   (i) Americas Execution Services, which primarily conducts and facilitates customer trading on both an agency and a principal basis in U.S. exchange-listed, OTCBB, and pink sheet securities and acts as a market maker or block positioner in certain U.S. exchange-listed securities;

   (ii) Automated Liquidity Provider, which is an electronic market making desk that places two-sided orders in equities and ETFs via exchanges and other venues (Order Flow Type P-2 in Tier 4, described in response to Part III, Item 13(a), consists entirely of Firm/Conditional Orders routed by this desk);

   (iii) Americas Credit Indices, which trades high grade credit derivatives and associated hedges;

   (iv) Block Liquidity Management, which books block transactions with clients;

   (v) Boston Sales and Trading, which primarily receives and handles domestic (mainly block and program) equity orders (with executions done via coordination with JPMS' block trading desk, proprietary direct market access connectivity, and/or other market access tools) and provides market commentary, as well as access to JPM corporate marketing and corporate access events;

   (vi) Central Liquidity Book, which manages and hedges client facilitation positions;

   (vii) Corporate Trading, which trades equities, futures, equity listed options, equity OTC options, equity swaps, and equity structured products and facilitates open market activities for corporate clients;

(viii) Electronic Client Trading, which primarily coordinates customer access to, and the monitoring and support of, JPMS' direct-to-market, algorithmic, and agency-only trading product;

(ix) Emerging Markets Global Credit, which hedges Emerging Markets Credit Risk positions with ETFs;

(x) Equity Finance Collateral Management, which handles collateral management for the equity finance business;

(xi) Equity Finance Trading, which finances client and counterparty equity positions through swap transactions;

(xii) Exchange Traded Fund ("ETF") Flow, which conducts and facilitates customer trading on both an agency and a principal basis in U.S. exchange-listed ETF securities, acts as a block positioner in certain U.S. exchange-listed ETF securities, and engages in domestic and international creation/redemptions of ETFs, basket swaps, passive index arbitrage, term swaps, and put/call combos;

(xiii) Exotic, which trades equities, futures, equity listed options, exotic equity options, equity swaps, and equity structured products;

(xiv) Flow Index, which trades equities, equity indices, futures, equity listed options, equity vanilla OTC options, swaps, and equity structured products;

(xv) Franchise, which primarily conducts and facilitates customer trading, on both an agency and a principal basis, in U.S. exchange-listed, OTCBB, and pink sheet securities and also acts as a market maker or block positioner in certain U.S. exchange-listed, OTCBB, and pink sheet securities;

(xvi) Equity Index Structuring, which is responsible for creating investible indices based on equities or on a cross-asset basis;

(xvii) Index Swaps, which provides financing solutions to clients, makes markets in Exchange for Physicals on any Americas index, single stock, or ETF, sources inventory through derivative trades to lend to prime brokerage clients, makes markets and provides liquidity in dividends, and provides customized basket solutions to clients;

(xviii) International Trade, which primarily conducts and facilitates customer trading on both an agency and a principal basis in international securities (both ADRs and "locals") and acts as a market maker or block positioner in certain ADRs;

(xix) North America Delta One Swap, which engages in financing client and counterparty swap transactions related to custom baskets and ETFs, facing institutional clients on swaps and hedging the client swaps by executing in the market and with counterparties;

(xx) North America Credit Markets Preferred ADM, which facilitates client flow in fixed income products, including preferred equities, and hedges the resulting risk;

(xxi) Program Trading, which trades baskets on an agency basis and handles G-VWAP baskets, shortened settlement, and blind risk bid orders for clients, following client instructions such as in-line-with-the-market, market-on-close, market-on-open, VWAP, and TWAP orders;

(xxii) Securitized Product Group, which takes positions in securitized product ETFs via ETF create/redeems to hedge fixed income client-facing positions;

(xxiii) Single Stock Flow Volatility, which trades equities, equity indices, futures, equity listed options, equity vanilla OTC options, swaps, and equity structured products; and

(xxiv) Syndicate, which engages in underwriting activities that range from initial public offerings, follow-on equity issues, convertible issues, and private placements; and

(xxv) One Touch Sales Trading, which provides coordinated sales trading coverage for both high-touch and low-touch products for clients that request the coverage model.

In addition, the following units of the JPMS equities business are able, on an agency, riskless principal, or principal basis, to enter or direct the entry of Firm/Conditional Orders into a JPMS algorithmic trading strategy or JPMS' smart order routing technology (collectively, the "algorithms/SOR"), which in turn is able to enter, or to be directed by the units below to enter, Firm/Conditional Orders into JPM-X (using the "JPMS" MPID):

1. OTC Listed International Sales and Trading, which is described above;

2. American Depository Receipt ("ADR") Cross Trading, which primarily conducts dealer swaps between ADRs and U.S. stocks;

3. Convertible Bond Sales and Trading, which enters into convertible bond transactions with clients and hedges the resulting risk;

4. Fixed Income Sales and Trading, which provides liquidity to high-yield and distressed credit clients and hedges the resulting risk, including the following trading desks:

(i) High Yield Trading, which trades high yield debt and associated hedges;

(ii) High Yield Loan Trading Distressed, which trades high yield distressed loans; and

(iii) North America Credit Markets Preferred Stock, which trades preferred stocks;

5. Commodities Trading, which provides liquidity to commodities clients and hedges the resulting risk;

6. Equity Finance, which may buy or sell stocks in connection with its facilitation of stock borrows and loans; and

7. WMIS Capital Markets, which handles order flow derived from Wealth Management business

lines on an agency basis and is able to source liquidity from other units of the JPMS equities business that in turn are able to access JPM-X via the algorithms/SOR as described above.

Part II, Item 2: Affiliates Trading Activities on the ATS

a. **Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?**

    X **Yes** ☐ **No**

    If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

    The JPMS affiliates listed below are able to enter, for their own or client accounts, Firm/Conditional Orders into JPMS' algorithms/SOR. The affiliates also are able to route Firm/Conditional Orders to one or more of the JPMS business units identified in Item 1(a), which in turn are able to enter or direct the entry of Firm/Conditional Orders into the algorithms/SOR, as discussed in Item 1(a). The algorithms/SOR is able to enter, or to be directed by the affiliate or a business unit to enter, Firm/Conditional Orders into JPM-X (using the "JPMS" MPID). As non-FINRA members, the affiliates listed below do not have their own MPIDs.

    1. Bear Stearns Asset Management Inc. ("BSAM") (regulated by the U.S. Securities and Exchange Commission ("SEC")), which is registered with the SEC as an investment adviser; BSAM and affiliated investment advisers comprise J.P. Morgan Asset Management, the investment management business of J.P. Morgan Asset & Wealth Management

    2. China International Fund Management Co. Ltd. (regulated by the China Securities Regulatory Commission ("CSRC"), the People's Bank of China, and the State Administration for Industry & Commerce of the People's Republic of China), which issues and sells funds and engages in investment management and other businesses approved by CSRC

    3. Highbridge Capital Management LLC (regulated by the SEC, Securities and Futures Commission in Hong Kong, and Financial Conduct Authority in the United Kingdom ("FCA-UK")), which is a registered investment adviser and has developed a diversified investment platform, including hedge funds, daily liquidity products, and other similar investment products

    4. J.P. Morgan Alternative Asset Management Inc. (regulated by the SEC), which is a U.S. investment advisory branch of J.P. Morgan Asset Management

    5. J.P. Morgan Investment Management Inc. ("JPMIM") (regulated by the SEC, FCA-UK, Securities and Exchange Board of India, Financial Supervisory Service in South Korea, and Financial Services Agency of Japan), which is registered with the SEC as an investment adviser; JPMIM and affiliated investment advisers comprise J.P. Morgan Asset Management

    6. J.P. Morgan Private Investments Inc. (regulated by the SEC), which is an investment adviser registered with the SEC and operates within the Asset & Wealth Management line of business

    7. J.P. Morgan Securities (Asia Pacific) Limited (regulated by the Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong), which engages in investment banking

(corporate finance advisory and debt/equities securities origination and trading), market making of government bills and bonds, and the trading and marketing of FX, rate, money market, derivatives, cash equities, convertible bonds, distressed, and high yield assets

8. J.P. Morgan Securities Asia Private Limited (regulated by the Monetary Authority of Singapore), which holds a Capital Markets Services license to deal in securities and advise on corporate finance

9. J.P. Morgan Securities Australia Limited (regulated by the Australian Securities and Investments Commission), which is a market, clearing, and settlement participant on the ASX and engages in stockbroking, equity research and services in the ETO market for wholesale clients and makes markets in and advises on equity swaps, OTC options, and exchange listed warrants

10. J.P. Morgan Securities Canada Inc. (regulated by the Investment Industry Regulatory Organization of Canada), which is a Canadian broker-dealer

11. J.P. Morgan Securities (Far East) Limited (regulated by the Securities and Futures Commission in Hong Kong), which is a broker and lead underwriter in PRC and engages in securities dealing and investment banking activities in its Seoul Branch

12. J.P. Morgan Securities plc (regulated by the FCA-UK and Prudential Regulation Authority in the United Kingdom), the principal activity of which is to be a booking and processing entity for investment banking activities initiated by other JPMorgan Chase & Co. ("JPMC") entities

13. J.P. Morgan (Suisse) SA (regulated by the Swiss Financial Market Supervisory Authority), which serves Swiss and international clients across the Private Banking and Investor Services lines of business

14. J.P. Morgan Trust Company (Bahamas) Limited (regulated by the Securities Commission of the Bahamas and Central Bank of the Bahamas), which provides trustee and corporate administration services to fiduciary structures established by individual clients of Wealth Management

15. J.P. Morgan Trust Company (Cayman) Limited (regulated by the Cayman Islands Monetary Authority), which provides trustee services to fiduciary structures established by individual clients of Wealth Management and to unit trusts established by CIB Trust & Fiduciary Services and provides fund of hedge fund custody services and Cayman fund administration

16. JF Asset Management Limited (regulated by the Securities and Futures Commission in Hong Kong), which engages in investment management

17. JF International Management Inc. (regulated by the Securities and Futures Commission in Hong Kong), which is an investment adviser

18. JPMorgan Asset Management (Japan) Limited (regulated by the Financial Services Agency of Japan), which engages in investment trust management, non-discretionary investment advisory services and discretionary investment management services, and the offering of beneficiary

certificates of investment trusts and shares of non-Japanese pooled funds

19. JPMorgan Asset Management (Singapore) Limited (regulated by the Monetary Authority of Singapore), which engages in fund management

20. JPMorgan Asset Management (Taiwan) Limited (regulated by the Financial Supervisory Commission and Investment Commission of Ministry of Economic Affairs in Taiwan), which is an investment manager and securities investment trust

21. JPMorgan Asset Management (UK) Limited (regulated by the FCA-UK), which is a discretionary investment adviser

22. JPMorgan Chase Bank, National Association (regulated by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, and Federal Deposit Insurance Corporation in the United States; Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong; Monetary Authority of Singapore; and FCA-UK and Prudential Regulation Authority in the United Kingdom), which is a wholly owned bank subsidiary of JPMC

23. JPMorgan Chase Funding Inc. (regulated by the Board of Governors of the Federal Reserve System), which may engage in activities permitted for a financial holding company as set forth in Board Regulation Y

24. JPMorgan Gestion, Sociedad Gestora de Instituciones de Inversion Colectiva, S.A. (regulated by the Spanish Securities Market Commission), which is a Spanish management company of collective investment schemes

25. JPMorgan Securities Japan Co., Ltd. ("JPMSJ") (regulated by the Financial Services Agency of Japan), which underwrites and trades securities, offers and brokers securities transactions, advises clients on business strategies, capital structures, and financial strategies, and engages in M&A derivative transactions booked outside of JPMSJ

26. Ord Minnett Limited (regulated by the Australian Securities & Investments Commission), which offers stock trading and financial planning services to both retail and institutional clients

27. Security Capital Research & Management Incorporated ("SCRM") (regulated by the SEC), which is registered with the SEC as an investment adviser; SCRM and affiliated investment advisers comprise J.P. Morgan Asset Management

28. J.P. Morgan AG (regulated by the German Federal Financial Supervisory Authority, German Central Bank, and European Central Bank), which is a wholly owned bank subsidiary of JPMC

Part II, Item 7: Protection of Confidential Trading Information

b. **Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?**

  X ☐ **Yes** ☐ X **No**

  If yes, explain how and under what conditions.

   JPMS has received requests from Subscribers to provide confidential trading information pertaining to their respective Firm/Conditional Orders to third parties that provide analyses of trading information. A Subscriber, at any time, can provide JPMS with notice of the Subscriber's consent to the disclosure of confidential trading information pertaining to the Subscriber's executed and cancelled Firm/Conditional Orders, or the executed and cancelled portions thereof, to such third parties by contacting the Subscriber's JPMS sales representative. JPMS will commence such disclosure as soon as reasonably practicable following receipt of the Subscriber's notice.

c. **If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?**

  X ☐ **Yes** ☐ **No**

  If yes, explain how and under what conditions.

   A Subscriber, at any time, can provide JPMS with notice of the withdrawal of the Subscriber's consent to the disclosure described in response to Part II, Item 7(b) by contacting the Subscriber's JPMS sales representative. JPMS will discontinue such disclosure as soon as reasonably practicable following receipt of the Subscriber's notice.

Part III, Item 1: Types of ATS Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

X Investment Companies   ☐ Retail Investors   X Issuers   X Brokers

☐ NMS Stock ATSs   X Asset Managers   X Principal Trading Firms

X Hedge Funds   X Market Makers   X Banks   X Dealers

X ☐ Other

If other, identify the type(s) of subscriber.

Other types of Subscribers that can use JPM-X include insurance companies, pension funds, sovereign wealth funds, and governmental entities.